SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                         National Penn Bancshares, Inc.
                                (Name of Issuer)

                        Common Stock (without par value)
                         (Title of Class of Securities)

                                    637138108
                                 (CUSIP Number)

                                December 31, 1999
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [X] Rule 13d-1(b)

                  [ ] Rule 13d-1(c)

                  [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13G
CUSIP No. 637138108

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         INVESTORS TRUST COMPANY

         23-2767832

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) |_|
                  (b) |_|

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  PENNSYLVANIA

         NUMBER OF SHARES                  5        SOLE VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                          578,981.6857
         WITH
                                           6        SHARED VOTING POWER

                                                        337,055.25

                                           7        SOLE DISPOSITIVE POWER

                                                        220,330.4857

                                           8        SHARED DISPOSITIVE POWER

                                                        337,055.25

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         916,036.935

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES

                  |-|

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.2%

12       TYPE OF REPORTING PERSON

         BK CO

                                  SCHEDULE 13G

ITEM 1(a). NAME OF ISSUER:

         National Penn Bancshares, Inc.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         Philadelphia and Reading Avenues
         Boyertown, Pennsylvania 19512
         Phone: (800) 822-3321

ITEM 2(a). NAME OF PERSON FILING:

         Investors Trust Company

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE,
RESIDENCE:

         2201 Ridgewood Road, #180
         Wyomissing, PA 19610
         Phone: (610) 372-6414

ITEM 2(c). CITIZENSHIP:

         Investors Trust Company is incorporated in Pennsylvania.

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

         Common Stock (without par value)

ITEM 2(e). CUSIP NUMBER:

         637138108

ITEM 3(b).

         Investors Trust Company is a "bank" as defined in Section 3(a)(6) of the Securities Exchange Act of 1934 (15 U.S.C. 78c).

ITEM 4. OWNERSHIP:

         (a) (b). The shares of common stock of National Penn Bancshares, Inc., being reported by Investors Trust Company as beneficially owned by it are 916,036.935 shares, representing approximately 5.2% of the outstanding shares of common stock of National Penn Bancshares, Inc. (see Item 6).

         (c). The number of shares of common stock of National Penn Bancshares, Inc., as to which Investors Trust Company has:

         (i) Sole power to vote or to direct the vote: 578,981.6857.

         (ii) Shared power to vote or to direct the vote: 337,055.25.

         (iii) Sole power to dispose or to direct the disposition: 220,330.4857.

         (iv) Shared power to dispose or to direct the disposition: 337,055.25.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
PERSON:

         Investors Trust Company exercises sole or shared voting or dispositive power over 916,036.935 shares of common stock of National Penn Bancshares, Inc. in the aggregate. Of these 916,036.935 shares, 557,385.7357 shares are held as trustee or executor on behalf of various trusts and estates, and 358,651.20 shares are held as trustee under the National Penn Bancshares, Inc. Capital Accumulation Plan. Investors Trust Company disclaims beneficial ownership of any of these 916,036.935 shares, and the filing of this Amendment No. 5 to Schedule 13G shall not be construed as an admission that Investors Trust Company is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of such 916,036.935 shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
COMPANY OR CONTROL PERSON:

         Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

         Not applicable.

ITEM 10. CERTIFICATIONS:

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

February 10, 2000

INVESTORS TRUST COMPANY

By: /s/ James V. Elliott
    ----------------------------------
    James V. Elliott, President & CEO